June 9, 2022

Mrs. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC  20549

Re:

Manor Investment Funds

File Number:  811-09134

Dear Christina,

Thank you for your review and comments on the documentation and filings of Manor Investment Funds.  I submit the information below as response to your comments during our telephone conversation of April 13, 2022.  If you have additional comments, or if you require any changes or elaboration of my responses, please do not hesitate to contact me.

Form N-CSR as of December 31, 2021 filed 3/7/2022:

Staff comment:

Form N-CSR, Item 4(i) regarding Principal Accountant Fees and Services, requires disclosure for registrants that retain a public accounting firm that has a branch or office located in a foreign jurisdiction and that the Public Company Accounting Oversight Board has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction must electronically submit to the Commission on a supplemental basis, documentation that establishes that the registrant is not owned or controlled by a governmental entity in the foreign jurisdiction.

Response:

The registrant does not retain a public accounting firm that has a branch or office located in a foreign jurisdiction. The registrant will use the updated form in future filings.

Form N-CSR, Item 4(j) regarding Principal Accountant Fees and Services requires a registrant that is a foreign issuer having retained, for the preparation of the audit report on its financial statements included in the Form N-CSR, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, for each year in which the registrant is so identified, must provide disclosures  enumerated in items in Item 4(j) 1-5.  Also, any such identified foreign issuer that uses a variable-interest entity or any similar structure that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the disclosures in Item 4(j) 1-5 for itself and its consolidated foreign operating entity or entities.

Response:

The registrant is not a foreign issuer.  The registrant will use the updated form in future filings.

Form N-CSR, Item 11(b) regarding Controls and Procedures requires a registrant to disclose any change in the registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Response:

The registrant will update the disclosure to refer to the period covered by the report, and will submit an amended filing.

Form N-CSR, Item 13(a)2 regarding Exhibits requires a registrant to file a separate certification for each principal executive and principal financial officer of the registrant as required by Rule 30a-2(a) under the Act (17 CFR 270.30a-2(a), exactly as set forth.  Item 4(d) of the Certification stipulates that “Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.”

Response:

The registrant will update the disclosure to refer to the period covered by the report, and will submit an amended filing.

Prospectus and Statement of Additional Information dated April 30, 2021:

Staff comment:

The Bond Fund paragraph under the Principal Investment Strategies of the Prospectus states that the fund invests primarily in income producing securities issued by the U.S. Government or Agencies of the U.S. Government, such as U.S. Treasury bills, notes and bonds, or securities issued by GNMA, FNMA and FHLB.  Add a statement that the Bond Fund will invest at least 80% of the total fund portfolio in these eligible securities.

Response:

The paragraph will be revised to state that the Bond Fund will invest at least 80% of the total portfolio in the eligible securities of the Fund.

Diversification requirement as applied to the Manor Fund and the Manor Growth Fund:

Staff comment:

To be considered diversified investment funds the Manor Fund and the Manor Growth Fund should be invested such that individual holdings comprising more that 5% of the total portfolio, when combined, do not comprise more that 25% of the total portfolio of the fund.  As of 12/31/2021 the total of holdings of the Manor Fund and the Manor Growth Fund exceeding 5% of the total portfolio in each fund, when combined, exceeds 25% of the total portfolio of the funds.

Response:

At purchase the total of individual holdings exceeding 5% of the total portfolio in both the Manor Fund and the Manor Growth Fund did not exceed 25% of the total portfolio for each fund.  The combined weightings of individual holdings exceeding 5% of the fund portfolios as of 12/31/2021 are attributable to market appreciation of those holdings.

Note 1 of the Financial Statements as compared to the Prospectus dated April 30, 2021:

Staff comment:

Note 1 to the Financial Statements states that the primary investment objective of the Manor Fund and the Growth Fund references investing in common stocks of corporations in the United States or common stocks of U.S. corporations, while the Principal Investment Strategies section of the Prospectus does not refer to corporations in the United States or U.S. corporations.

Response:

The Principal Investment Strategy sections of the Manor Fund and the Manor Growth Fund will be revised in future filings to be consistent with the Note 1 of the Financial Statements.

Payments to service providers:

Staff comment:

Provide a statement that Manor Investment Funds is current with all payments to service providers.

Response:

Manor Investment Funds is current with all payments to service providers.

Expenses that may be excluded from the unified fee:

Staff comment:

In future fund filings disclose expenses that may be excluded from the unitary fee, such as acquired fund fees and expenses.  In future fund filings disclose how often management and administrative fees are paid.  Please explain whether the statement in the performance illustration that the advisor pays all expenses under the unified fee structure includes such expenses as acquired fund fees and expenses.

Response:

Future filings will disclose the expenses that may be excluded from the unified fee structure, such as acquired fund fees and expenses.  Future fund filings will disclose that management and administrative fees are paid on a monthly basis.  Disclosure in the performance illustration will state if expenses such as acquired fund fees and expenses are excluded from the performance calculation.

Administrative Shareholder Servicing Agreement:

Staff comment:

Disclose that payments under the Administrative Shareholder Servicing Agreements are not in addition to the unified fee.  Indicate if the Administrative Shareholder Servicing Agreement has been filed with the most recent registration statement.

Response:

Future filings will disclose that payments made under the Administrative Services Agreement are not in addition to payments made under the unified fee structure.  The Administrative Shareholder Servicing Agreement has been filed with the most recent registration statement.

With regard to your comments and our response, I acknowledge that Manor Investment Funds is responsible for the adequacy and accuracy of the disclosure in the filings.  I also acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel A. Morris

President

Principal Executive Officer

Principal Financial Officer

Manor Investment Funds

Cc:

John Townsend

Sanville & Company

Cc:

Board of Trustees

Manor Investment Funds